UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 001-38024

BeyondSpring Inc.

BeyondSpring Inc.
28 Liberty Street, 39th Floor
New York, New York 10005
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On February 28, 2023, BeyondSpring Inc. (the “Company”) reported financial results for the six months ended June 30, 2022.

This Report on Form 6-K is incorporated by reference into the Registration Statements on Form F-3, File No. 333-257639 and File No. 333-249816, and the Registration Statements on Form S-8, File No. 333-216639 and File No. 333-240082, of the Company.

BEYONDSPRING INC.

AUDITED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2021 AND

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2022

(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

	December 31, 2021	June 30, 2022
	$	$

Assets
Current assets:
Cash and cash equivalents	41,625	30,740
Short-term investments	30,743	21,197
Advances to suppliers	1,735	2,164
Prepaid expenses and other current assets	1,020	1,628
Total current assets	75,123	55,729

Noncurrent assets:
Property and equipment, net	1,422	1,909
Operating lease right-of-use assets	1,984	6,013
Other noncurrent assets	3,119	114
Total noncurrent assets	6,525	8,036

Total assets	81,648	63,765

Liabilities and equity

Current liabilities:
Accounts payable	1,656	1,161
Accrued expenses	3,858	2,702
Current portion of operating lease liabilities	538	811
Deferred revenue	1,369	1,351
Long-term loans, current portion	1,569	-
Other current liabilities	6,165	5,084
Total current liabilities	15,155	11,109

Noncurrent liabilities:
Operating lease liabilities	1,468	4,471
Deferred revenue	37,939	35,758
Other noncurrent liabilities	709	692
Total noncurrent liabilities	40,116	40,921

Total liabilities	55,271	52,030

Commitments and contingencies

Mezzanine equity
Contingently redeemable noncontrolling interests	5,454	10,674

Equity
Ordinary shares ($0.0001 par value; 500,000,000 shares authorized; 38,927,563 and 38,955,376 shares issued and outstanding as of December 31, 2021 and June 30, 2022, respectively)	4	4
Additional paid-in capital	369,200	368,473
Accumulated deficit	(341,997)	(360,486)
Accumulated other comprehensive (loss) income	(523)	117

Total BeyondSpring Inc.’s shareholders’ equity	26,684	8,108
Noncontrolling interests	(5,761)	(7,047)
Total equity	20,923	1,061

Total liabilities, mezzanine equity and equity	81,648	63,765

BEYONDSPRING INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE LOSS FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2022

(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

	Six months ended June 30,
	2021	2022
	$	$

Revenue	676	676

Operating expenses
Research and development	(22,643)	(13,992)
General and administrative	(15,432)	(7,492)

Loss from operations	(37,399)	(20,808)
Foreign exchange, net	44	(350)
Interest income	61	41
Interest expenses	(46)	(17)
Other income, net	3	1,259

Loss before income tax	(37,337)	(19,875)
Income tax expenses	-	(289)

Net loss	(37,337)	(20,164)
Less: Net loss attributable to noncontrolling interests	(1,041)	(1,675)
Net loss attributable to BeyondSpring Inc.	(36,296)	(18,489)

Net loss per share
Basic and diluted	(0.93)	(0.47)

Weighted-average shares outstanding
Basic and diluted	39,007,749	39,065,710

Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustment (loss) gain	(75)	949
Unrealized holding gain	-	30
Comprehensive loss	(37,412)	(19,185)
Less: Comprehensive loss attributable to noncontrolling interests	(1,047)	(1,336)
Comprehensive loss attributable to BeyondSpring Inc.	(36,365)	(17,849)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BeyondSpring Inc.

By:	/s/ Lan Huang
Name: Lan Huang
Title: Chairperson and Chief Executive Officer

Date: February 28, 2023

EXHIBIT INDEX

Exhibit No.	Exhibit

101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)